Exhibit 99.1

Media Release

FOR IMMEDIATE RELEASE

IMV to Present Clinical Translational Data from DeCidE1 Study of DPX-Survivac at SITC 2019 Annual Meeting

Robust survivin-specific T cell responses observed in recurrent late-stage ovarian cancer in nearly all evaluable subjects

Survivin-specific T cells remain active and proliferative over time, leading to T cell infiltration and the repopulation of up to 90% of the tumor microenvironment

November 5, 2019

Dartmouth, NS, Canada – IMV Inc. (Nasdaq: IMV; TSX: IMV), a clinical stage biopharmaceutical company pioneering a novel class of immunotherapies, today announced that translational data, including comprehensive immune profiling of clinical samples from subjects treated with IMV’s lead compound, DPX-Survivac, will be presented during the 34th Annual Meeting of the Society for Immunotherapy of Cancer (SITC), being held on November 6 – 10, 2019 in National Harbor, MD.

In connection with DeCidE1, IMV’s ongoing Phase 1b/2 study of DPX-Survivac in advanced recurrent ovarian cancer, the Company conducted immune-profiling of peripheral blood mononuclear cell (PBMC) and tumor samples to evaluate the program’s underlying mechanism of action. The data suggest that the treatment regimen per the study protocol induced robust and sustained survivin-specific T cell responses from nearly all evaluable subjects and T cell infiltration into tumors without loss of functionality. Specifically, a comparison of T cell receptor ²-chain repertoire analyses between pre- and on-treatment tumor biopsies shows new clonotypes can represent up to 90% of the intratumoral T cell population.

“We are very pleased to present these translational clinical data in advanced recurrent ovarian cancer at this important scientific venue. Taken together with earlier data, this comprehensive analysis continues to validate our new T cell therapy mechanism,” said Frederic Ors, President and Chief Executive Officer at IMV. “We find these data highly encouraging, as they highlight some of the key distinctive features of our promising new treatment for patients with this hard-to-reach cancer, as well as for patients with one of the numerous other tumor types that express survivin. We look forward to demonstrating how this effect translates into patient benefits with upcoming topline data from this study.”

Poster Presentation Details:

Poster Title: Comprehensive immune profiling of clinical samples from subjects with advanced recurrent epithelial ovarian cancer treated with a novel T cell activating therapy, DPX-Survivac

Presenter: Brennan S. Dirk, PhD – IMV Inc, Dartmouth, Nova Scotia

Abstract Number: P586

Date and Time: Poster will be displayed all day on Nov. 9, 2019, 7:00 am - 8:30 pm EST

Location: Poster Hall (Prince George AB)

SITC has published the official abstracts on its meeting website in advance of the SITC Annual Meeting. The poster will be available under Events, Webcasts and Presentations in the investors section of IMV’s website on the day of presentation.

About DPX-Survivac

DPX-Survivac is the lead candidate in IMV’s new class of immunotherapies that program targeted T cells in vivo. It has demonstrated the potential for targeted, persistent, and durable T cell generation. IMV believes this mechanism of action (MOA) is key to generating durable solid tumor regressions. DPX-Survivac consists of survivin-based peptides formulated in IMV’s proprietary DPX drug delivery platform. DPX-Survivac is designed to work by eliciting a CD8+ T cell immune response against cancer cells presenting survivin peptides on their surface.

Survivin, recognized by the National Cancer Institute (NCI) as a promising tumor-associated antigen, is broadly over-expressed in most cancer types, and plays an essential role in antagonizing cell death, supporting tumor-associated angiogenesis and promoting resistance to chemotherapies. IMV has identified over 20 cancer indications in which survivin can be targeted by DPX-Survivac.

DPX-Survivac has received Fast Track designation from the U.S. Food and Drug Administration (FDA) as maintenance therapy in advanced ovarian cancer, as well as orphan drug designation status from the U.S. FDA and the European Medicines Agency (EMA) in the ovarian cancer indication.

About IMV

IMV Inc. is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. IMV is pioneering a new class of immunotherapies based on the Company’s proprietary drug delivery platform. This patented technology leverages a novel mechanism of action that enables the programming of immune cells in vivo, which are aimed at generating powerful new synthetic therapeutic capabilities. IMV’s lead candidate, DPX-Survivac, is a T cell-activating immunotherapy that combines the utility of the platform with a target: survivin. IMV is currently assessing DPX-Survivac as a monotherapy in advanced ovarian cancer, as well as a combination therapy in multiple clinical studies with Merck. Connect at www.imv-inc.com.

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements regarding the FDA potentially granting accelerated regulatory approval of DPX-Survivac. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Corporation, including access to capital, the successful design and completion of clinical trials and the receipt and timely receipt of all regulatory approvals. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties and those risks and uncertainties include, but are not limited to, our ability to access capital, the successful and timely completion of clinical trials, the receipt of all regulatory approvals and other risks detailed from time to time in our ongoing quarterly filings and annual information form Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

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Source: IMV Inc.

Investor Relations

Marc Jasmin, Senior Director, Investor Relations, IMV
O: (902) 492-1819 ext : 1042
M: (514) 617-9481 E: mjasmin@imv-inc.com

Josh Rappaport, Director, Stern IR
O: (212) 362-1200
E: josh.rappaport@sternir.com

Media

Delphine Davan, Director, Communications, IMV
M: (514) 698 1046
E: ddavan@imv-inc.com